UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Gaither Drive, Suite C
(No. and Street)

Mount Laurel	NJ	08054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard W Schank (856) 802-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W Schank _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



KELLY A FARNHAM
Notary Public
State of New Jersey
My Commission Expires Jun 27, 2019

_____ 2-21-19
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2018

PTS BROKERAGE, LLC

DECEMBER 31, 2018

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUESUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
PTS Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC(the "Company"), as of December 31, 2018, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

TheComputation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("supplementary information"),has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17

C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2009.

Bala Cynwyd, PA 19004

February 25,2019

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$108,389
Receivables	91,989
Other Assets	12,541
TOTAL ASSETS	**$212,919**

LIABILITIES & MEMBER EQUITY

LIABILITIES

Accounts Payable & Accrued Expenses	$ 69,720
TOTAL LIABILITIES	**$ 69,720**

MEMBER EQUITY	**$143,199**
TOTAL LIABILITIES & MEMBER EQUITY	**$212,919**

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME

For the Year Ended
DECEMBER 31, 2018

REVENUE

Commissions	$779,609
Investment Advisory Fees	353,895
Mutual Fund Fees	94,562
TOTAL REVENUE	1,228,066

OPERATING EXPENSES

Employee Compensation	842,489
Occupancy	13,330
Regulatory Fees	14,499
Other Expenses	20,607
TOTAL OPERATING EXPENSE	890,925

NET INCOME	$337,141

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2018

Member Equity, beginning of year	$134,446
Net Income	337,141
Less: Capital Distributions	(328,388)
Member Equity, end of year	$143,199

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

For the Year Ended
DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITES

Net Income	$337,141
Adjustments to reconcile Net Income	
to net cash provided from operations:	
Depreciation	107
Receivables	9,849
Accounts Payable & Accrued Expenses	1,084
Net cash provided from for Operating Activities	348,181

FINANCING ACTIVITES

Capital Distributions	(328,388)
Net cash used for Financing Activities	(328,388)
Net cash increase for period	19,793
Cash at beginning of period	88,596
Cash at end of period	$ 108,389

The accompanying notes are an integral part of these
financial statements

DECEMBER 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in thirteen (13) states to conduct securities transactions. Federal, state, and local income tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Broker-dealers acting as mutual fund distributors may earn 12b-1 fees paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of mutual fund shares. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as earned. Revenue from financial planning services is recognized as billed.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member's income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2018 the ratio was .96 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2018, the Company had net capital, as defined, of $71,926, which was $66.926 in excess of its required minimum net capital of $5,000.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2018, the Company paid 50% of the rent expense and 50% of the monthly telephone costs. The total rent expense for 2018 was $12,900 and the total telephone expense was $3,238. The Company also paid $60,000 (12 monthly payments of $5,000) to Professional Training Services for the use of its employees' administrative services.

NOTE D – SUBSEQUENT EVENTS

Events of the company subsequent to December 31, 2018 have been evaluated through February 25, 2019 which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2018. No subsequent events were identified that required disclosure.

NOTE E – RECENT ACCOUNTING PRONONUNCEMENTS

New Accounting Pronouncements - ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract. Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

New Accounting Pronouncements - ASC 842 Leases (Continued)

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Total member equity from Statement of financial condition	$143,199
Non-Allowable Assets:	
Receivables	58,732
Fixed assets	12,541
Total Non-Allowable Assets	71,273
Net Capital	$ 71,926

COMPUTAION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required per 15c3-1 (a)(2)	$ 4,648
Minimum Dollar Net Capital Requirement	$ 5,000
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 66,926
Excess Net Capital at 120%	$ 64,954
Aggregate Indebtedness from Statement of Financial Condition, net of A-1c liabilities	$ 69,721
Percentage of AI to NC	96.93 %
Debt-Equity Ratio in accordance with 15c3-1(d)	0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2018

SCHEDULE II

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

<u>Report of Independent Registered Public Accounting Firm</u>
<u>Exemption Report Review</u>

To the Member of:
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which PTS Brokerage, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(1) and PTS Brokerage, LLC stated that PTS Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019



PTS Brokerage, LLC

Professional Trading Services **Brokerage, LLC**
East Gate Business Center
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
www.ptsbrokerage.com

Office: (856) 802-9400
Fax: (856) 802-9444
E-mail: pts@ptsbrokerage.com

Richard W. Schank, CFP®, ChFC, CLU, CFS, RHU, REBC, EA
President, CFO

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(1) throughout the calendar year January 1, 2018 to December 31, 2018.

2. PTS Brokerage, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2018 to December 31, 2018 without exception.



Richard W. Schank
PTS Brokerage, LLC
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
(856) 802-9400

2/25/19
Date

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Member of:
PTS Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by PTS Brokerage, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTS Brokerage, LLC's compliance with the applicable instructions of Form SIPC-7. PTS Brokerage, LLC's management is responsible for PTS Brokerage, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express



such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

DECEMBER 31, 2017

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the year ended December 31, 2018		$554
Payment Schedule		
SIPC-6	7/25/2018	273
SIPC-6 (Balance Due from transcription error)	8/17/2018	15
SIPC-7	2/06/2019	266
Amount Due		$ 0